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11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.
________)*

OTR Express, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

671062107

(CUSIP Number)

Douglas W. Palme
4124 Clearwater Lane, Springfield, IL 62703
(217) 391-0191

(Name, Address and Telephone Number of Person
Authorized to Receive
Notices and Communications)

August 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
  13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
  check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
  240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
  Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 671062107

1.
    Names of Reporting Persons. I.R.S. Identification Nos. of
above persons (entities only).

Douglas W. Palme

2.
    Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)

(b)

3.
    SEC Use Only

4.
    Source of Funds (See Instructions)
PF

5.
    Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

6.
    Citizenship or Place of Organization
United States

    Number of Shares Beneficially Owned
by Each Reporting Person With

7.
    Sole Voting Power
95,000

8.
    Shared Voting Power

9.
    Sole Dispositive
Power 95,000

10.
    Shared Dispositive Power

11.
    Aggregate Amount Beneficially Owned by Each Reporting Person
95,000

12.
    Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

13.
    Percent of Class Represented by Amount in Row (11)
5.3%

14.
    Type of Reporting Person (See Instructions)
       IN

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 08/25/2004

Date

 /S/ Douglas W. Palme

Signature

 Douglas W. Palme

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)